Exhibit 99.4

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

CHANGE OF MEMBERS OF THE BOARD COMMITTEE

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) is pleased to announce that, in consideration of the work role and expertise of the directors of the Company, Mr. Huang Yongzhang has been appointed as a member of the Health, Safety and Environment Committee under the Board.

By order of the Board PetroChina Company Limited Company Secretary Chai Shouping

Beijing, the PRC

29 October 2020

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Jiao Fangzheng and Mr. Huang Yongzhang as non-executive Directors; Mr. Duan Liangwei as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.